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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
================================================================================
1.   Name and Address of Reporting Person*

Handford, Ronald L.
--------------------------------------------------------------------------------
(Last) (First) (Middle)

3432 W. 13th Avenue
--------------------------------------------------------------------------------
(Street)

Vancouver, British Columbia  Canada V6R 2S1
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(City) (State) (Zip)


================================================================================
2.   Issuer Name and Ticker or Trading Symbol

GeneMax Corp.  "GMXX"
================================================================================
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4.   Statement for Month/Day/Year

September 23, 2002
================================================================================
5.   If Amendment, Date of Original (Month/Day/Year)

September 23, 2002
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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             | |  10% Owner
     |X|  Officer (give title below)           | |  Other (specify below)


                        President/Chief Executive Officer
--------------------------------------------------------------------------------

================================================================================
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
================================================================================

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
$0.001 par value            7/15/02                  P/K             150,000      A      *       908,000         D         n/a
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
$0.001 par value            7/15/02                   J                8,000      A     $6,000   908,000         D         n/a
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
$0.001 par value            7/15/02                  P/K             100,000      A   $100,000   908,000         I         **
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*  See attachment A
** See attachment B

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Common
Warrant      $0.75   07/15/02           J        8,000        07/15/02  06/01/06  Stock   8,000   $6,000   8,000     D        n/a
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Common
Stock Option $1.00   09/30/02           A       350,000  0    09/30/02  10/01/05  Stock  350,000    *     358,000    D        n/a
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

* See attachment C


          /s/ Ronald L. Handford                             November 22, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                              Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                             ATTACHMENT A TO FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                             FOR RONALD L. HANDFORD

     On May 9, 2002, effective July 15, 2002, Eduverse.com, a Nevada corporation now known as "GeneMax Corp." (the "Company"), GeneMax Pharmaceuticals Inc., a Delaware corporation ("GeneMax Pharmaceuticals"), the shareholders of GeneMax Pharmaceuticals (the "GeneMax Shareholders"), and Investor Communications International, Inc., a Washington corporation ("ICI") entered into a share exchange agreement (the "Share Exchange Agreement"). In accordance with the terms of the Share Exchange Agreement and the securities laws of Canada, a Directors' Circular dated July 15, 2002 (the "Directors' Circular") was distributed to certain management, insiders and directors of GeneMax Pharmaceuticals (the "Canadian GeneMax Shareholders"). As of the date of this Form 4, the Company has consummated and finalized the acquisition of GeneMax Pharmaceuticals.

     Pursuant to the terms of the Share Exchange Agreement and the Directors' Circular, the Company has acquired from the GeneMax Shareholders up to approximately one hundred percent (100%) of the issued and outstanding shares of common stock of GeneMax Pharmaceuticals. In accordance with the terms of the Share Exchange Agreement, the Directors' Circular and related settlement agreements, the Company was required to issue shares of its restricted common stock as follows: (i) approximately 6,411,304 shares of restricted common stock to the GeneMax Shareholders in proportion to their respective holdings in GeneMax Pharmaceuticals; (ii) approximately 4,479,001 shares of restricted common stock to Canadian GeneMax Shareholders pursuant to the terms of the Directors' Circular; (iii) 181,660 shares of restricted common stock to certain creditors of GeneMax Pharmaceuticals at $0.75 per share for settlement of an aggregate debt in the amount of $136,245; (iv) 188,154 shares of restricted common stock to certain creditors of GeneMax Pharmaceuticals at $1.00 per share for settlement of an aggregate debt in the amount of $188,154; and (v) 200,000 shares of restricted common stock to a third party.

     As of the date of this Form 4, the Company has issued an aggregate of 11,460,119 shares of its restricted common stock. Certain shares were issued in accordance with the terms and provisions of warrant agreements pursuant to which the holder thereof has the right to convert such warrant into shares of common stock on a one-to-one basis at either the rate of $0.75 per share or $1.00 per share. As of the date of this Form 4, there are an aggregate of (i) 277,500 warrants issued and outstanding which may be converted into 277,500 shares of common stock at the rate of $1.00 per share expiring December 1, 2005; (ii) 175,000 warrants issued and outstanding which may be converted into 175,000 shares of common stock at the rate of $1.00 per share expiring May 1, 2006; and
(iii) 181,660 warrants issued and outstanding which may be converted into 181,660 shares of common stock at the rate of $0.75 per share expiring May 1, 2006.

     An aggregate offering price of $2,792,976.50 was determined as follows. For purposes of valuation of the shares of common stock issued in accordance with the terms of the Share Exchange Agreement, the aggregate offering price of $2,204,231.50 was determined as follows: (i) $8,100.00 for 8,100,000 shares of common stock issued at $0.001 per share; (ii) $1,336,482.00 for 2,227,470 shares of common stock issued at $0.60 per share; (iii) $82,750.50 for 110,334 shares of common stock issued at $0.75 per share; (iv) $452,500.00 for 452,500 shares of common stock issued at $1.00 per share; (v) $136,245.00 for 181,660 shares of common stock issued at $.075 per share pursuant to debt settlement; and (vi) $188,154.00 for 188,154 shares of common stock issued at $1.00 per share pursuant to debt settlement. For purposes of valuation of the warrants issued, an aggregate offering price of $588,745 was determined as follows: (i) $136,245.00 for 181,660 warrants exercisable into 181,660 shares of common stock at $0.75 per share; and (ii) $452,500 for 452,500 warrants exercisable into 452,500 shares of common stock at $1.00 per share.

     The price for the issuance of shares of common stock as reported herein is as follows: (i) $150.00 for the issuance of 150,000 shares of common stock at $0.001 per share to Ronald L. Handford; (ii) $6,000.00 for the issuance of 8,000 shares of common stock at $0.75 per share to Ronald L. Handford for settlement of debt; and (iii) $100,000.00 for the issuance of 100,000 shares of common stock at $1.00 per share to Handford Management Inc.

     The price for the warrants was determined in accordance with the provisions of the warrant agreement.

                             ATTACHMENT B TO FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                             FOR RONALD L. HANDFORD


     Of the 908,000 shares of common stock reported as beneficially owned by Ronald L. Handford: (i) 100,000 shares were issued of record to Handford Management Inc., over which Ronald L. Handford has shared voting and disposition rights; (ii) 325,000 shares were issued of record to Aberdeen Holdings Limited, over which Ronald L. Handford has sole disposition rights; and (iii) 325,000 shares were issued of record to Latitude 32 Holdings Ltd., over which Ronald L. Handford has sole disposition rights.

                             ATTACHMENT C TO FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                             FOR RONALD L. HANDFORD


Stock Option Plan

     On May 15, 2002 the Board of Directors of Eduverse unanimously approved and adopted a 2002 stock option plan which was approved by shareholders on July 15, 2002 (the "2002 Stock Option Plan"). Pursuant to the provisions of the 2002 Stock Option Plan, stock options may be granted only to key personnel of the Company; generally defined as a person designated by the Board of Directors upon whose judgment, initiative and efforts the Company may rely including any Director, Officer, employee or consultant of the Company or its subsidiaries. At the time a Stock Option is granted under the 2002 Stock Option Plan, the Board of Directors shall fix and determine the exercise price at which shares of common stock of the Company may be acquired; provided, however, that any such exercise price shall not be less than that permitted under the rules and policies of any stock exchange or over-the-counter market which may be applicable to Eduverse at that time.

The 2002 Stock Option Plan further provides that the Board of Directors may grant to any key personnel of the Company who is eligible to receive options, one or more Incentive Stock Options at a price not less than fair market value and for a period not to exceed 10 years from the date of grant.

On September 30, 2002 the Board of Directors of the Company approved the adoption of a new stock option plan (the "Plan") allowing for the granting of up to 3,500,000 options to directors, officers, employees and consultants of the Company and its subsidiaries. Options granted under the Plan shall be at prices and for terms as determined by the Board of Directors with terms not to exceed 10 years. The Plan further provides that the Board of Directors may grant to any key personnel of the Company who is eligible to receive options, one or more Incentive Stock Options at a price not less than fair market value and for a period not to exceed 10 years from the date of grant. Options and Incentive Stock Options granted under the Plan may have vesting requirements as determined by the Board of Directors.

In connection with the acquisition of GeneMax Pharmaceuticals Inc. ("GPI"), the Company granted 1,740,000 options and 245,000 incentive stock options at $1.00 per share to previous holders of stock options of GPI to replace options previously granted by GPI at $0.60 per share. In accordance with accounting principles applicable to accounting for business combinations, the fair value of the stock options granted in connection with a business combination is included in the determination of the purchase price. The fair value of these options at the date of grant of $1,888,750 was estimated using the Black-Scholes option pricing model with an expected life of three years, a risk-free interest rate of 3% and an expected volatility of 226%.

In addition, also in connection with the acquisition of GPI, the Company granted 150,000 incentive stock options to previous holders of stock options of GPI with terms and conditions consistent with their original GPI stock options subject to straight line vesting for a period of 36 months commencing October 1, 2002. The fair value of these incentive stock options will be recorded as compensation expense over the vesting period. The fair value of these options at the date of grant of $142,500 was estimated using the Black-Scholes option pricing model with an expected life of three years, a risk-free interest rate of 3% and an expected volatility of 226%.